1/f 2-28-02



02005991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED
FEB 26 2002
354
SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PRIORITY SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18605 EAST GALE AVENUE, SUITE 120
(No. and Street)

CITY OF INDUSTRY, CA 91748
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE CHANG (626) 839-7558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHEN, MARK MS
(Name — *if individual, state last, first, middle name*)

818 EAST BROADWAY, #C, SAN GABRIEL, CA 91776
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JU TSUN CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PRIORITY SECURITIES COMPANY, as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Zare Tokatlian 2/22/02

Notary Public


ZARE TOKATLIAN
Commission # 1197130
Notary Public - California
Los Angeles County
My Comm. Expires Sep 27, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mark Chen Accountancy Corporation
818 E. BROADWAY, #C, SAN GABRIEL, CA. 91776
TEL: (626) 309-9863 • FAX: (626) 309-9784

Independent Auditor's Report

To the Board of Directors and Stockholder
The Priority Securities Company

I have audited the accompanying balance sheet of The Priority Securities Company as of December 31, 2001, the related statements of operations, changes in stockholder's equity, cash flows and supplementary schedule for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Priority Securities Company as of December 31, 2001, and the results of the operations, changes in stockholder's equity, and the cash flows for the year then ended in conformity with generally accepted accounting principles. The supplementary schedule included in the report have been subjected to the same auditing procedures applied in the audit of the basic financial statements, and in my opinion, are presented in all material in relation to the basic financial statements taken as a whole.


February 18, 2002

THE PRIORITY SECURITIES COMPANY
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash and cash equivalents (Notes 1)	$	15,230
Accounts receivable		30,440
Loans receivable (Note 2)		8,150
Prepaid expense		11,679
Total current assets		65,499
Property and equipment (Note 1):		
Furniture and fixtures		46,829
Office equipment		23,249
Machinery equipment		11,602
Leasehold improvements		140,636
		222,316
Less accumulated depreciation		(45,915)
Net property and equipment		176,401
Other assets:		
Deposits		4,638
Investment (Note 3)		41,058
Investment – equity securities (Note 4)		3,300
Start up cost – net (Note 1)		7,398
Total other assets		56,394
Total assets	$	298,294

See accompanying notes to financial statements

THE PRIORITY SECURITIES COMPANY
BALANCE SHEET
DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	18,486
Payroll taxes payable		2,065
Total current liabilities		20,551
Commitments (Note 5)		
Stockholder's equity		
Common stock, no par value; 1,000,000 share authorized; 50,000 shares issued and outstanding		50,000
Additional paid-in capital		574,904
Retained deficits		(347,161)
Total stockholder's equity		277,743
Total liabilities and stockholder's equity	$	298,294

See accompanying notes to financial statements

THE PRIORITY SECURITIES COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Brokerage commissions (Note 1)	$ 320,208
Service income (Note 1)	8,834
Total revenues	329,042
Expenses:	
Accounting	3,085
Advertising	14,366
Auto expense	15
Amortization	2,690
Bank charges	73
Commissions	220,775
Clearing broker charges	15,879
Dues and subscriptions	1,098
Depreciation	20,598
Entertainment	219
Insurance	11,061
Licenses	2,870
Maintenance & repair	2,165
Office supplies	5,255
Payroll taxes	6,835
Postage	1,018
Property tax	3,881
Rent	77,475
Professional Services	1,762
Quote Systems Leasing	37,879
Security service	300
Salaries and wages	71,363
Utilities	7,449
Trade Losses	159
Telephone	11,900
Total expenses	520,170

See accompanying notes to financial statements

THE PRIORITY SECURITIES COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Continued:

Loss from operations	$ (191,128)
Other income (expenses):	
Interest income (Note 3)	1,886
Income from margin interest participation (Note 6)	20,511
Other income	1,352
Loss before income taxes	(167,379)
Provision for income taxes (Note 7)	800
Net loss	$ (168,179)

THE PRIORITY SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Deficits
Balance, December 31, 2000	$ 290,022	$ 50,000	$ 419,004	$ (178,982)
Net loss	(168,179)			(168,179)
Additional paid-in capital	155,900		155,900	
Balance, December 31, 2001	$ 277,743	$ 50,000	$ 574,904	$ (347,161)

See accompanying notes to financial statements

THE PRIORITY SECURITIES COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net loss	$	(168,179)
Adjustments to reconcile net loss to net cash		
Provided by operating activities:		
Depreciation and amortization		23,288
Gain on fixed assets sold		(225)
Increase in accounts receivables		(1,147)
Decrease in loans receivable		3,320
Increase in Prepaid expense		(2,692)
Decrease in deposit		14,136
Decrease in accounts payable		(10,182)
Decrease in payroll taxes payable		(303)
Net cash used by operating activities		(141,984)
Cash flows from investing activities:		
Investment in money market account		(12,095)
Fixed assets sold		3,375
Net cash used by investing activities		(8,720)
Cash flows from financing activities		
Additional paid-in capital		155,900
Net increase in cash		5,196
Cash, beginning of period		10,034
Cash, end of period		15,230
Supplemental disclosures of cash flows information:		
Income taxes paid		$ 800

See accompanying notes to financial statements

THE PRIORITY SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

The Priority Securities Company, a California corporation formed on October 5, 1998 The Company (hereinafter, "the Company") is engaged primarily in brokerage, consulting and investment advisory services of securities transactions. The Company is acting as security brokers under the regulation of Securities and Exchange Commission and NASD.

Cash and Cash Equivalents

The Company considers cash in operating bank accounts and certificates of deposits as cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the straight-line method and the declining-balance method over the estimated useful lives of the related assets, ranging from five to fifteen years. Leasehold improvements are amortized over the useful lives of the improvements or lease term whichever is shorter.

Expenditures for major renewals and betterment that extent the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Start up cost

Start up cost represents the expenditures incurred prior to The Company begins the operation. Start up cost is amortized using the straight-line method over five years.

Investments

Investments in money market are recorded at market value, gain are recognized currently and are reported as interest income on the statements of operation. The Company invests in equity security, the investment is included in other assets and investment in the security which is not publicity traded is recorded at cost.

THE PRIORITY SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies, Continued

Basis of Revenue Recognition

Sales commissions are recognized when the securities trade is settled, Services income from the seminars are recognized upon receipt of payments.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to difference between the bases of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequence of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Loans receivable.

The Company made a short-term loan to the sales agent. The loan is without interest and is due on demand.

3. Investments

Investments are the security deposits at clearing brokers, Wedbush Morgan Securities and Advantage Trading Group. The required minimum deposits are $25,000 and $10,000; the account balances are $30,910 and $10,148 as of December 31, 2001; interests are at approximate rate of 1.50% and 1.09% per year, respectively.

4. Investment in equity securities

The Company purchases 300 shares of The Nasdaq Stock Market, Inc. for $3,300, the security is not publicly traded and currently is recorded at cost.

THE PRIORITY SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

5. Commitments

The Company leases office premises with initial terms of three years beginning at June 1, 1999. Total office lease payment amounted to $77,475 as of December 31, 2001. The leases for office premises contain renewal provisions. Future minimum lease payments under these office leases are as follows at December 31.

2002	$ 22,876

6. Margin Loan Interest Participation

The clearing brokers, Wedbush Morgan Securities and Advantage Trading Group, paid portion of the margin loan interest revenue to The Company. $20,289 and $222 were received for the year, respectively.

7. Income Taxes

The provision for income taxes is based on income reported for financial statements purposes, adjusted for permanent and temporary differences between reported financial and taxable income. The provision for income taxes is summarized as follows:

	Federal	State	Total
Current	$ 0	$ 800	$ 800

At December 31, 2001, the Company has net operating loss carryforward of approximately $354,179 for federal income tax purpose. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 53,127
State income tax	120
Excess Federal depreciation over book	(1,926)
Total deferred tax assets	51,321
Less valuation allowance for deferred tax assets	$ (51,321)
Net deferred tax assets	0

THE PRIORITY SECURITIES COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$	277,743
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		277,743
Deduct nonallowable assets:		
Net property and equipment		176,401
Loans receivables		8,150
Investments in equity securities		3,300
Petty cash		256
Prepaid expense		11,679
Deposits		4,638
Start up cost – net		7,398
Total nonallowable assets:		211,822
Net capital before haircuts on securities		65,921
Haircuts on securities		0
Net capital		65,921
Net capital per broker dealer's Focus Report Part IIA		65,920
Rounding Difference	$	1

See accompanying notes to financial statements

Mark Chen Accountancy Corporation

818 E. BROADWAY, #C, SAN GABRIEL, CA. 91776
TEL: (626) 309-9863 • FAX: (626) 309-9784

February 18, 2002

To the Board of Directors
The Priority Securities Company

In planning and performing our audit of the financial statements of The Priority Securities Company for the year ended December 31, 2001, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objective of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a conditions in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of hits report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


Mark M.S. Chen, C.P.A.

THE PRIORITY SECURITIES COMPANY

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

BD# 46429